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                                                                    EXHIBIT 11.1

                                   TVX, INC.

                STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

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
                                                      1994                 1995                  1996
                                                      -----------------------------------------------
Weighted Average Common Shares Outstanding             2,279,000         2,416,063          2,624,879

Net effect of common stock equivalents issued
       prior to initial public filing-based on
       the treasury stock method using the
       projected IPO price of $15.00:
       Shares assumed issued for Series B
              Convertible Preferred Stock                526,734           526,734            526,734
       Shares assumed issued for stock options           365,552           365,552            365,552
       Less: Treasury stock assumed purchased            (40,300)          (40,300)           (40,300)
                                                        ---------         ---------          ---------

       Total Shares                                    3,130,986         3,268,049          3,476,865
                                                       =========         =========          =========


Computation of Treasury stock assumed purchased:

Proceeds from options have an exercise price below the IPO
      Price and issued twelve months prior to initial filing              $604,500
Divided by: Expected IPO price                                            $     15
                                                                          --------
                                                                            40,300 shares
                                                                            ======
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